Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this notice or as to the action you should take, please take advice from a stockbroker, solicitor, accountant or other independent professional adviser.

If you have sold or otherwise transferred all of your shares, please send this document, together with the enclosed documents, at once to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

It is important that you submit your proxy vote electronically. Proxies may be submitted electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, by no later than 11.00 a.m on 25 May 2021 or 48 hours before any adjourned meeting. The electronic appointment of a proxy using Link Group’s Signal Shares share portal service or the completion and return of a Form of Proxy in hard copy form would ordinarily not preclude shareholders from attending and voting at the AGM should they so wish. However, this is subject to the UK Government’s COVID-19 measures summarised in paragraph 3 of the letter from the Chairman of the Company included in this document, which mean ordinary shareholders are not expected to be allowed to attend the AGM in person. Any hard copy Form of Proxy should, to be valid, be completed and signed in accordance with the instructions printed on it.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your ordinary shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the AGM by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 11.00 a.m. on 25 May 2021. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

A copy of this document will also be available on the Company’s website, www.mereobiopharma.com/agm2021

NOTICE OF THE ANNUAL GENERAL MEETING

OF MEREO BIOPHARMA GROUP PLC

(THE “COMPANY”)

to be held at the 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom

on 27 May 2021 at 11.00 a.m. (London time) (the “AGM”)

Cautionary note regarding forward-looking statements

This document contains statements about the Company that are or may be “forward-looking statements”. All statements, other than statements of historical facts, included in this document may be forward-looking statements. Without limitation, any statements preceded or followed by, or that include, the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “may”, “should”, “anticipates”, “estimates”, “projects” or words or terms of similar substance, or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and have not been reviewed by the auditors of the Company. These factors are discussed in the “Risk Factors” section of the Company’s annual reports and accounts and filings that the Company makes with the Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended 31 December 2020 and subsequent reports of Form 6-K. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of any such person, or industry results, to be materially different from any results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future business strategies of such persons and the environment in which each will operate in the future. Past performance is not a guarantee of future performance. Investors should not place undue reliance on such forward-looking statements and, save as is required by law or regulation, the Company does not undertake any obligation to update publicly or revise any forward-looking statements (including to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based). All subsequent forward-looking statements attributed to the Company or any persons acting on its behalf are expressly qualified in their entirety by the cautionary statement above. All forward-looking statements contained in this document are based on information available to the Directors of the Company at the date of this document, unless some other time is specified in relation to them, and the posting or receipt of this document shall not give rise to any implication that there has been no change in the facts set forth herein since such date.

Notice to overseas persons

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Contents

Letter from the Chairman of Mereo BioPharma Group plc	4
Notice of Annual General Meeting	8

Letter from the Chairman of Mereo BioPharma Group plc

(Registered and incorporated in England and Wales with Company number 09481161)

Directors	Registered Office:

Dr. Peter Fellner (Non-Executive Chairman)	4th Floor,
Dr. Denise Scots-Knight (Chief Executive Officer)	One Cavendish Place,
Peter Bains (Non-Executive Director)	London W1G 0QF
Dr. Jeremy Bender (Non-Executive Director)
Dr. Anders Ekblom (Non-Executive Director)	16 April 2021
Kunal Kashyap (Non-Executive Director)
Dr. Deepa Pakianathan (Non-Executive Director)
Michael Wyzga (Non-Executive Director and Deputy Chairman)
Dr. Brian Schwartz (Non-Executive Director)
(together, the “Directors”)

Dear Shareholder,

Notice of 2021 Annual General Meeting

1. Introduction

The purpose of this document is to provide you with details of the Annual General Meeting (“AGM”) of the Company to be held on 27 May 2021 at 11.00 a.m. (London time) and convened by the formal Notice of Annual General Meeting set out on page 8 of this document.

This letter also explains the resolutions which will be considered at the AGM, why the Directors consider the resolutions to be in the best interests of shareholders of the Company as a whole and why they recommend that you vote in favour of the resolutions.

2. Business of the AGM

The business to be conducted at the AGM consists of consideration of the following resolutions. Resolutions 1 to 12 (inclusive) are proposed as ordinary resolutions. This means that for each of those resolutions to be passed, more than half of the votes cast must be in favour of the resolution.

Resolution 1 – 2020 Annual Report and Accounts

This resolution is proposed as an ordinary resolution.

The Directors are obliged to lay the annual financial statements, the directors’ report and the independent auditor’s report before shareholders each financial year at a general meeting.

The Company’s annual financial statements, the directors’ report and the independent auditor’s report for the financial year ended 31 December 2020 will be sent to and/or made available to shareholders from 16 April 2021 and can be accessed at www.mereobiopharma.com/investors

Resolutions 2 and 3 – Appointment and remuneration of Ernst & Young LLP

These resolutions are proposed as ordinary resolutions.

The Company is required to appoint auditors at each general meeting at which accounts are laid before the shareholders to hold office until the next such meeting. At the Company’s accounts meeting held on 28 September 2020, Ernst & Young LLP were re-appointed as auditors to hold office from the conclusion of that meeting until the conclusion of the forthcoming AGM.

Resolution 2 proposes the re-appointment of Ernst & Young LLP as auditors of the Company.

Resolution 3 authorises the Directors to determine Ernst & Young LLP’s remuneration.

Ernst & Young LLP have indicated that they are willing to act as the Company’s auditors until the conclusion of the Company’s next annual general meeting at which the Company’s annual report and accounts are presented.

Resolutions 4 and 5 – Directors’ remuneration report and Directors’ remuneration policy These resolutions are proposed as ordinary resolutions.

Resolution 4 is to approve the directors’ remuneration report, set out on pages 39 to 61 (inclusive) of the 2020 Annual Report and Accounts.

Following the Company’s listing in the U.S. on the Nasdaq Global Market in April 2019, the Companies Act 2006 requires that the directors’ remuneration report be subject to an annual advisory vote so that shareholders vote by way of ordinary resolution to approve the directors’ remuneration in the relevant financial year and how the directors’ remuneration policy will be implemented in the following financial year. The vote is advisory in nature and no entitlement to remuneration is conditional on the passing of the resolution.

Resolution 5 is to approve the directors’ remuneration policy set out in the directors’ remuneration report at pages 42 to 51 (inclusive) of the 2020 Annual Report and Accounts.

Following the Company’s listing in the U.S. on the Nasdaq Global Market, the Companies Act 2006 also requires that the directors’ remuneration policy be subject to a binding vote every three years. The directors’ remuneration policy was last approved at the Company’s accounts meeting held on 28 September 2020. However, in light of the cancellation of the Company’s ordinary shares to trading on the AIM market of the London Stock Exchange in December 2020 and the Company continuing forward solely with its Nasdaq Global Market listing, the directors have taken the opportunity during 2020 to further review the directors’ remuneration policy to ensure it remains optimized and fully aligned with the Company’s strategy. Although, the Remuneration Committee has concluded that the current overarching remuneration framework continues to be effective and that no significant changes to the structure are required at this stage, two changes are proposed to how the directors’ remuneration policy will operate. Both are aimed, primarily at bringing the policy into line with typical U.S. practice. Firstly, the directors are proposing to rebalance the Chief Executive Officer’s short- and long-term incentive arrangements such that the maximum cash bonus potential will reduce and be offset by larger awards of longer-term equity incentives which vest over a four-year period. This change will more closely link incentives with the long-term strategy as well as increasing alignment between the Chief Executive Officer and shareholders. Secondly, the directors are proposing to amend the policy on payment for loss of office in the event of a change of control. This change will ensure we have the appropriate flexibility to build in provisions typically found in U.S. service contracts and to ensure we are limiting any potential adverse impact on the motivation, dedication and objectivity of our Chief Executive Officer in the event of a potential and/or actual change of control. In order to accommodate these two changes, shareholder approval is being sought for approval of the revised directors’ remuneration policy.

The revised directors’ remuneration policy, if approved, will take effect immediately after the end of the AGM. Further information about proposed changes to the policy can be found at page 39 of the 2020 Annual Report and Accounts, and in the directors’ remuneration policy on pages 42 to 51 of the 2020 Annual Report and Accounts.

Resolutions 6, 7, 8, 9, 10, 11 and 12 – Re-appointment of Dr. Jeremy Bender, Dr. Brian Schwartz, Dr. Peter Fellner, Dr. Denise Scots-Knight, Peter Bains, Dr. Anders Ekblom and Kunal Kashyap

These resolutions are proposed as ordinary resolutions.

Dr. Jeremy Bender and Dr. Brian Schwartz were appointed as directors of the Company on 1 October 2020. In accordance with Article 29.1(a) of the Company’s articles of association, at each annual general meeting any director in office who has been appointed by the Directors since the previous annual general meeting shall retire from office but be eligible for re-appointment. A biography for each of Dr. Jeremy Bender and Dr. Brian Schwartz is included in the 2020 Annual Report and Accounts published on 16 April 2020 and is available from the Company’s Investor Relations website (www.mereobiopharma.com/investors).

Each of Dr. Peter Fellner, Dr. Denise Scots-Knight, Peter Bains, Dr. Anders Ekblom and Kunal Kashyap retired and were re-appointed as directors of the Company at the 2018 annual general meeting of the Company. In accordance with Article 29.1(b) of the Company’s articles of association, any director in office for whom the AGM is the third annual general meeting following the annual general meeting at which he was elected or last re-elected shall retire from office but be eligible for re-appointment.

The Directors believe that Dr. Jeremy Bender, Dr. Brian Schwartz, Dr. Peter Fellner, Dr. Denise Scots-Knight, Peter Bains, Dr. Anders Ekblom and Kunal Kashyap bring a wealth of experience to the Board and therefore consider it entirely appropriate for them to seek re-appointment at the AGM.

3. Attendance at the AGM

At present, measures restricting movement and gatherings are in force in England to address the spread of COVID-19. Among other things, these measures currently prohibit (subject to certain exceptions) persons from participating in gatherings consisting of two or more people in any indoor space. It is uncertain whether these measures prohibiting indoor gatherings will be eased before the time of the AGM. The Company and its shareholders will be required to comply with the measures in place at the time of the AGM in the holding of the AGM.

For the purposes of the AGM, a quorum is two qualifying persons, as determined in accordance with the Companies Act 2006. However, as things currently stand, ordinary shareholders are not expected to be allowed to attend the AGM in person. Given the uncertainty around whether shareholders will be able to attend the AGM, all shareholders are encouraged to appoint the Chairman of the AGM as proxy to vote on the proposed resolutions in accordance with the instructions provided below. The Company will arrange for the presence of two qualifying persons at the AGM. If the current COVID-19 measures are continuing at the time of the AGM, any ordinary shareholder seeking to attend the AGM in person will be refused entry.

The Company will continue to monitor UK Government advice. The situation with respect to COVID-19 is constantly evolving. Should circumstances change before the time of the AGM such that we consider it has become possible to welcome ordinary shareholders to the AGM, within safety constraints and in accordance with UK Government guidelines, or if the arrangements for our AGM need to change in any other respect, we will post details on the Investors section of its website at www.mereobiopharma.com. Arrangements for our AGM are subject to change at short notice and it is recommended that you check for updates regularly.

The Board would like to take this opportunity to thank all shareholders for their continued support and understanding in these exceptional circumstances and wish them well during this time as we all continue to navigate the implications of COVID-19. We look forward to returning to full shareholder engagement as soon as reasonably possible.

4. Action to be taken

Please submit your vote by proxy electronically using Link Group’s Signal Shares share portal service at www.signalshares.com or in hard copy form if you request a hard copy Form of Proxy from the Company’s registrar, Link Group. In order to be valid, proxy appointments must be submitted using Link Group’s Signal Shares share portal service or in hard copy form to Link Group at PXS 1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL, in each case, by no later than 11.00 a.m. on 25 May 2021 or 48 hours before any adjourned meeting.

If you require a hard copy Form of Proxy (or assistance with how to complete, sign and return it) or assistance in submitting your proxy appointment electronically, please call Link Group on +44 (0)371 664 0300. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

If you hold your ordinary shares in uncertificated form (i.e. in CREST), you may appoint a proxy for the AGM by completing and transmitting a CREST Proxy Instruction in accordance with the procedures set out in the CREST Manual issued by Euroclear so that it is received by the registrar (under CREST Participation ID RA10) by no later than 11.00 a.m. on 25 May 2021. The time of receipt will be taken to be the time from which the registrar is able to retrieve the message by enquiry to CREST in the manner proscribed by CREST.

Ordinarily, completion of a proxy would not preclude you from attending the AGM and voting in person if you so wish. However, this is subject to the UK Government’s COVID-19 measures summarised in paragraph 3 above, which mean ordinary shareholders are not expected to be allowed to attend the AGM in person. You are encouraged to appoint the Chairman of the AGM as your proxy. If you appoint any person other than the Chairman of the AGM as your proxy, that person may not be allowed to attend the AGM.

5. Recommendation

The Directors consider that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders as a whole and is likely to promote the success of the Company. The Directors unanimously recommend that you vote in favour of the proposed resolutions as they intend to do in respect of their own beneficial holdings, which amount to approximately 0.77% of the voting rights of the issued ordinary share capital of the Company as at 15 April 2021, being the latest practicable date prior to publication of this document.

Yours faithfully,

Peter Fellner

Chairman

MEREO BIOPHARMA GROUP PLC

(the “Company”)

(Registered and incorporated in England and Wales with company number 09481161)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of the Company will be held at 4th Floor, One Cavendish Place, London W1G 0QF, United Kingdom on 27 May 2021 at 11.00 a.m. (London time) to consider and, if thought fit, to pass the resolutions below as ordinary resolutions.

1.	That the annual report and accounts for the financial year ended 31 December 2020, together with the directors’ report and independent auditor’s report thereon, be received and adopted.

2.

That Ernst & Young LLP be re-appointed as auditors to hold office from the conclusion of the AGM until the conclusion of the next Annual General Meeting at which the Company’s annual report and accounts are presented.

3.	That the directors of the Company be authorised to determine Ernst & Young LLP’s remuneration.

4.

That the directors’ remuneration report (excluding the directors’ remuneration policy, set out on pages 39 to 61 of the directors’ remuneration report), as set out in the Company’s annual report and accounts for the financial year ended 31 December 2020, be approved.

5.	That the directors’ remuneration policy, as set out on pages 42 to 51 of the directors’ remuneration report, which takes effect immediately after the end of AGM, be approved.

6.	That Dr. Jeremy Bender be re-appointed as a director of the Company.

7.	That Dr. Brian Schwartz be re-appointed as a director of the Company.

8.	That Dr. Peter Fellner be re-appointed as a director of the Company.

9.	That Dr. Denise Scots-Knight be re-appointed as a director of the Company.

10.	That Peter Bains be re-appointed as a director of the Company.

11.	That Dr. Anders Ekblom be re-appointed as a director of the Company.

12.	That Kunal Kashyap be re-appointed as a director of the Company.

BY ORDER OF THE BOARD

Charles Sermon Company Secretary 16 April 2021	REGISTERED OFFICE 4th Floor One Cavendish Place London W1G 0QF

Notice of Annual General Meeting Notes:

Entitlement to Attend and Vote

1.

To be entitled to attend and vote at the meeting (and for the purposes of the determination by the Company of the votes that may be cast in accordance with Regulation 41 of the Uncertified Securities Regulations 2001), only those members registered in the Company’s register of members at 11.00 a.m. on 25 May 2021 (or, if the meeting is adjourned, 48 hours before the adjourned meeting) shall be entitled to attend and vote at the meeting. Changes to the register of members of the Company after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

Appointment of Proxies

2.

If you are a member of the Company at the time set out in note 1 above, you are entitled to appoint a proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You can appoint a proxy only using the procedures set out in these notes and the notes to the proxy form.

3.

A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish your proxy to speak on your behalf at the meeting you will need to appoint your own choice of proxy (not the Chairman) and give your instructions directly to them.

4.

You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please indicate on your proxy submission how many shares it relates to.

5.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the Resolution. If no voting indication is given, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

Appointment of Proxy Using Hard Copy Proxy Form

6.

A hard copy form of proxy has not been sent to you but you can request one directly from the registrars, Link Group’s general helpline team +44 (0)371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales. Alternatively, you can request a hard copy form of proxy via email at shareholderenquiries@linkgroup.co.uk or via postal address at Link Group, PXS1, 10th Floor, Central Square, 29 Wellington Street, Leeds LS1 4DL. In the case of a member which is a company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the proxy form is signed (or a duly certified copy of such power or authority) must be included with the proxy form.

Appointment of a Proxy Online

7.

You may submit your proxy electronically using the Share Portal service at www.signalshares.com. Shareholders can use this service to vote or appoint a proxy online. The same voting deadline of 48 hours before the time of the meeting applies. Shareholders will need to use the unique personal identification Investor Code (“IVC”) printed on your share certificate. If you need help with voting online, please contact our Registrar, Link Group’s portal team on 0371 664 0391 or via email at shareholderenquiries@linkgroup.co.uk. Calls are charged at the standard geographic rate and will vary by provider. Calls from outside the UK will be charged at the applicable international rate. Lines are open 9.00 a.m. to 5.30 p.m., Monday to Friday, excluding public holidays in England and Wales.

Appointment of Proxies Through CREST

8.

CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) of it by using the procedures described in the CREST Manual (available from https://www.euroclear.com/site/public/EUI). CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s (EUI) specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer’s agent (ID: RA10) by no later than 11.00 a.m. on 25 May 2021. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time.

In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Appointment of Proxy by Joint Members

9.

In the case of joint holders, where more than one of the joint holders purports to appoint a proxy, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding, the first-named being the most senior.

Changing Proxy Instructions

10.

To change your proxy instructions simply submit a new proxy appointment using the methods set out above. Note that the cutoff times for receipt of proxy appointments (see above) also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded. Where you have appointed a proxy using a hard-copy proxy form and would like to change the instructions using another hard-copy proxy form, please contact Link Group as per the communication methods shown in note 7. If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

Termination of Proxy Appointments

11.

In order to revoke a proxy instruction, you will need to inform the Company by sending a signed hard copy notice clearly stating your intention to revoke your proxy appointment to Link Group, at the address shown in note 7. In the case of a member which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed, or a duly certified copy of such power or authority, must be included with the revocation notice. The revocation notice must be received by Link Group no later than 48 hours before the meeting. If you attempt to revoke your proxy appointment but the revocation is received after the time specified then, subject to the paragraph directly below, your proxy appointment will remain valid. Ordinarily, completion of a proxy would not preclude you from attending the AGM and voting in person if you so wish. However, this is subject to the UK Government’s COVID-19 measures summarised in paragraph 3 of the letter from the Chairman of the Company dated 16 April 2021, which mean ordinary shareholders are not expected to be allowed to attend the AGM in person.

Corporate Representatives

12.

A corporation which is a member can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a member provided that no more than one corporate representative exercises powers over the same share.

Issued Shares and Total Voting Rights

13.

As at close of business on the day immediately prior to the date of posting of this notice of AGM, the Company’s issued share capital comprised 541,226,308 ordinary shares. Each ordinary share carries the right to one vote at a general meeting of the Company and, therefore, the total number of voting rights in the Company as at close of business on the day immediately prior to the date of posting of this notice of AGM is 541,226,308.

Electronic address

14.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act 2006) provided in this notice of AGM (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Website publication of audit concerns

15.

Under Section 527 of the Companies Act 2006, members meeting the threshold requirement set out in that Section have the right to require the Company to publish on a website a statement setting out any matter relating to: (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in compliance with Sections 527 or 528. Where the Company is required to place a statement on a website under Section 527 Companies Act 2006, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 Companies Act 2006, to publish on a website.

COVID-19

16.

As a result of measures to address the spread of COVID-19, which place limits on the number of people that may gather in any indoor space, other than the presence of two persons to be arranged by the Company at the AGM and notwithstanding the foregoing Notes, members are not expected to be allowed to attend the AGM in person. Members’ attention is drawn to the letter from the Chairman of the Company dated 16 April 2021.

MEREO BIOPHARMA GROUP PLC

4th Floor

One Cavendish Place

London W1G 0QF

United Kingdom

Perivan 260977